PRESS RELEASE

CZN-TSX CZICF-OTCBB	FOR IMMEDIATE RELEASE November 4, 2008

MEMORANDUM OF UNDERSTANDING SIGNED WITH NAHANNI BUTTE DENE BAND, NAHANNI BUTTE, NT.

Vancouver, British Columbia, November 4, 2008 - Canadian Zinc Corporation (TSX: CZN; OTCBB: CZICF) (the “Company” or “CZN”) is pleased to announce that it has entered into a Memorandum of Understanding (“MOU”) with the Nahanni Butte Dene Band (“NBDB”), of Nahanni Butte, Northwest Territories, to establish a mutually beneficial, co-operative and productive relationship with regard to the exploration and development of the Prairie Creek Mine.  Furthermore NBDB and CZN intend to work together, as responsible corporate citizens of the region, in a spirit of co-operation for mutual benefit as well as social, ecological, cultural and economic well-being.

In the MOU, NBDB agrees to maintain close communication links with CZN, participate in good faith in current and pending environmental assessment and regulatory processes, and not to oppose, “in principle,” mining operations at Prairie Creek.  CZN has agreed to apply best efforts to employ NBDB members and to assist NBDB and its community to benefit from business opportunities associated with the exploration and development of the Prairie Creek Project.  The MOU also provides for the subsequent negotiation of an Impact Benefits Agreement (“IBA”) regarding mining operations.  Nothing within the MOU is intended to define, create or extinguish any rights of NBDB or CZN and the MOU is not legally binding on the parties.

Commenting on the signing of the MOU, Nahanni Butte Dene Band Council said, “From the Band's perspective the MOU accomplishes a number of objectives. The MOU acknowledges NBDB Aboriginal rights and interests in the area encompassed by the proposed mining operation, the winter haul road and associated facilities; acknowledges that NBDB must be consulted such that its Aboriginal rights and interests are fully accommodated; provides for structured communication links between NBDB and CZN as the environmental assessment and regulatory process unfolds; acknowledges that NBDB can freely and independently advance and protect its Aboriginal rights and interests; and provides interim benefits to NBDB and its members from the current advanced exploration activities.”

“The signing of the MOU is an important step forward towards enabling the community of Nahanni Butte to benefit from future potential economic benefits generated by an operating mine at Prairie Creek” said Alan Taylor, Chief Operating Officer of Canadian Zinc Corporation.

About Prairie Creek Mine:

An operating Prairie Creek Mine has the potential to provide economic opportunity for the NBDB and the entire Dehcho region.  When in operation, it is expected that the Prairie Creek Mine will provide 200 to 220 full-time jobs.   Canadian Zinc has targeted minimum employment levels of 35%-40% Northern residents and 15%-25% Aboriginal First Nations and has undertaken to maximize business opportunities for regional First Nations communities.  Canadian Zinc’s 100% owned Prairie Creek (lead/zinc/silver) Project, located in the Northwest Territories, includes a partially developed underground mine with an existing 1,000 ton per day mill and related infrastructure and equipment.  Canadian Zinc has applied for the permits for the operation of the Prairie Creek Mine and these applications are currently undergoing environmental assessment by the Mackenzie Valley Environmental Assessment Review Board.  CZN also recently signed an MOU with the Liidlii Kue First Nation of Fort Simpson, NT.

About NBDB:

The Nahanni Butte Dene Band of Nahanni Butte, Northwest Territories, is a member of the Dehcho First Nations.  Nahanni Butte is the closest community to the Prairie Creek mine and is located approximately 90 kilometres southeast of the minesite.  Nahanni Butte has a population of approximately 90 people.

Cautionary Statement - Forward Looking Information

This press release contains certain forward-looking information. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the issue of permits,  the size and quality of the company’s mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

For further information contact:

John F. Kearney	Alan B. Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Tel: (416) 362-6686 Fax: (416) 368-5344 E-mail: invest@canadianzinc.com	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001 Website: www.canadianzinc.com